 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
(Amendment No. 1)

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2022
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto as Exhibit 99.1 and incorporated by reference herein is a press release issued by the Registrant on February 17, 2022 entitled: “RedHill Biopharma Announces Record Quarterly Revenues and First Commercial Operations Breakeven”.

This Form 6-K/A is being submitted to amend the Company's Form 6-K submitted to the Securities and Exchange Commission on February 17, 2022 (the “Original 6-K”) to remove the language incorporating the Original 6-K into the Company’s Registration Statements filed with the Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: March 8, 2022	By:	/s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer